Troutman Pepper Hamilton Sanders LLP
401 9th Street, NW, Suite 1000
Washington, DC 20004

troutman.com

Thomas M. Rose

Partner

757-687-7715

thomas.rose@troutman.com

April 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Michael Davis, Jeffrey Gabor, Gary Newberry and Jeanne Baker

Re:	ProMIS Neurosciences Inc. Draft Registration Statement on Form 10 Submitted January 28, 2022 CIK No. 0001374339

Ladies and Gentlemen:

On behalf of our client, ProMIS Neurosciences Inc. (the “Company”), we submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated February 25, 2022 (the “Staff Letter”) relating to the Company’s Draft Registration Statement on Form 10 (CIK No. 0001374339) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the Staff Letter and certain other changes. Based on a recent announcement by the Staff, we have not mailed to the Commission’s offices any courtesy copies of this response letter or marked copies of Amendment No. 1 showing all changes from the Registration Statement. Nevertheless, should you desire for us to do so, please advise.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Securities and Exchange Commission

April 5, 2022

Draft Registration Statement on Form 10, Submitted January 28, 2022

Item 1. Business

Our Pipeline, page 2

1.	We note that your pipeline table on page 2 includes three separate pre-clinical phases but none of the three clinical phases. This gives the impression that your product candidates are farther along in the clinical process. Please revise your pipeline table to include separate columns for each of the three clinical phases. Please also explain what is involved in “epitope prediction/computation” and “in vitro/in vivo lead validation” and why you believe these are separate and distinct development phases, as opposed to part of discovery and/or IND-enabling studies, or revise. In addition, revise the length of the arrows for each product candidate to accurately show its progression in relation to each stage of development once the table has been revised. Please also make similar revisions to the Additional Development Programs table on page 3.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 3 of Amendment No. 1.

PMN310, page 4

2.	We note on page 4 that you state you “believe it may possess the features necessary to potentially be ‘best in class’ if approved, with a possibly more favorable clinical safety and efficacy profile than aducanumab, donanemab, or BAN2401.” On page 22 you also state that “[t]hese drug development tools are called peptide antigens and are the key to our efficient methods of creating potentially ‘best in class’ antibody therapies, vaccines, and diagnostics.” Please remove any reference to your product(s) potentially being “best in class.” This phrase suggests that your product candidates are effective and likely to be approved. Please also delete any reference to your product(s) possibly being safe and efficacious. Safety and efficacy determinations are solely within the FDA’s authority.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 8, 15, 16, 24, 41 and 90 of Amendment No. 1.

3.	We note the disclosure throughout this section stating that the “latest scientific understanding that the toxic oligomer is the pathogen and needs to be the target for therapy” and “[e]vidence from genetic and experimental studies supports a causative role for Ab in the pathogenesis of AD.” Please revise these and similar statements to clearly describe the basis for this scientific understanding and where evidence was observed and whether it was based on studies or trials conducted by you or by a third party.

Securities and Exchange Commission

April 5, 2022

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 5, 6, 7 and 22 of Amendment No. 1.

4.	We note your statement that the “latest scientific understanding that the toxic oligomer is the pathogen and needs to be the target for therapy.” Please revise/balance this disclosure by stating that there “is no current scientific or general consensus on the causation of AD or method of action to treat AD” as disclosed in your risk factor on page 37.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1.

5.	For each of the preclinical trials discussed in this section, please revise to clarify scope, size, and design; whether the studies were powered to show statistical significance; and revise your characterizations of the pre-clinical trials to discuss the data, rather than drawing conclusions from the results.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 7, 9 and 10 of Amendment No. 1.

Overview of ProMIS Intellectual Property (IP) Portfolio, page 23

6.	Please expand your disclosure to describe all material terms of your license agreements with University of British Columbia and University Hospital Network, including:

•	description and quantification of the benefits and obligations under the agreement,

•	quantification of all payments made to date,

•	disclosure of the aggregate amount of all potential development, regulatory and commercial milestone payments,

•	quantification of the royalty rate, or a range no greater than 10 percentage points per tier, and

•	term and termination provisions.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of Amendment No. 1.

Securities and Exchange Commission

April 5, 2022

7.	For each material patent and patent application, please revise to clarify whether the patents are owned or licensed, the type of patent protections, and the expiration dates.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 25 of Amendment No. 1 and has added a summary of its patent portfolio in Appendix A.

Competition, page 33

8.	We note your disclosure regarding neurodegenerative disease key competitors. Please revise to provide more robust disclosure regarding the potential impact on the company of these key competitors, including whether any are developing therapies with AB/amyloid plaque-related targets or whether any have received approval from the FDA. In this regard, we note the risk factor disclosure on page 76.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of Amendment No. 1.

Item 1A. Risk Factors, page 33

9.	With reference to your disclosure on page 114, please revise to add a risk factor that addresses your ability to issue an unlimited number of common and preferred shares.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 81 of Amendment No. 1 to add a risk factor addressing the Company’s ability to issue an unlimited number of common and preferred shares.

Risks Related to the COVID-19 Pandemic, page 33

10.	Please revise here or elsewhere to quantify the specific impacts you have experienced to your business and results of operations resulting from the COVID-19 pandemic.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of Amendment No. 1.

Securities and Exchange Commission

April 5, 2022

Intellectual property discovered through government funded programs may be subject to federal regulations such as march-in rights, page 69

11.	Please revise to identify the patents and product candidates that are or may be subject to march-in rights.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 1. We have been advised by the Company that as of the date of Amendment No. 1, neither its patents nor its product candidates are subject to march-in rights.

Management’s Discussion and Analysis

Results of Operations -- Research and Development, page 88

12.	Please expand your disclosure to identify the program(s) under which you incurred material research and development expenses and quantify the respective amounts for each period presented.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 92 of Amendment No. 1.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 93

13.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Title 19 Investments LLC and Crocker Mountain LLC.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 98 of Amendment No. 1 to disclose the natural persons who exercise voting and/or dispositive powers with respect to securities owned by Title 19 Investments LLC and Crocker Mountain LLC.

Exhibit Index, page 119

14.	Please revise your Business section to provide a description of your joint venture agreement(s) with BC Neuroimmunology Lab Inc. Please include a discussion of the specific contractual terms of your joint venture agreement(s) and the degree of your involvement in operating the joint ventures.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 25 and 26 of Amendment No. 1.

Securities and Exchange Commission

April 5, 2022

Thank you for your consideration of the Company’s response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Thomas M. Rose
Thomas M. Rose, Esq.
Troutman Pepper Hamilton Sanders LLP

cc:	Eugene Williams, Chairman and Chief Executive Officer
ProMIS Neurosciences Inc.